UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras signs contract for the sale of producing fields in the Potiguar Basin

Rio de Janeiro, August 9, 2019—Petróleo Brasileiro S.A.—Petrobras reports that today it signed with SPE 3R Petroleum S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A., a contract for the sale of its entire working interest in a set of onshore and maritime producing fields in the Potiguar Basin, denominated Macau Cluster, located in the state of Rio Grande do Norte.

The Macau Cluster comprises the fields Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu. Petrobras owns 100% of these fields, except in the concession of Sanhaçu, in which it is the operator with a 50% interest, while the remaining 50% belongs to Petrogal. The current total oil and gas production from these fields is about 5,800 barrels of oil equivalent per day.

The sale price is US$ 191.1 million, paid in two installments: (i) US$ 48 million upon signing the agreement; and (ii) US$ 143.1 million upon transaction closing, adjustments due not included.

The transaction closing is subject to the fulfillment of precedent conditions, such as the approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The transaction is compliant with the Petrobras’ Divestment Methodology and in line with the provisions of the special procedure for the sale of the rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9355/2018.

The transaction is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at generating value for our shareholders.

3R Petroleum is a Brazilian oil and gas company focused on the redevelopment of mature onshore fields, with the financial support of funds managed by Starboard Asset Ltda., a Brazilian alternative investment management company focused on long-term operations in private equity and private credit.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer